Exhibit (d)(vi)

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this “Agreement”), dated as of August 13, 2024 and effective as of August 12, 2024 (the “Effective Date”), is entered into by and among TowerBrook Capital Partners L.P. (“TowerBrook”), Clayton, Dubilier & Rice, LLC (“CD&R” and together with TowerBrook, the “Sponsors”) and Joseph Flanagan (“Advisor”).

WHEREAS, the Agreement and Plan of Merger, dated as of July 31, 2024, by and among R1 RCM Inc. (the “Company”), Raven Acquisition Holdings, LLC and Project Raven Merger Sub, Inc. (the “Merger Agreement” and terms that are capitalized but not defined herein shall have the meanings set forth in the Merger Agreement), provides for the acquisition of the Company by a newly formed entity that will be indirectly owned and controlled by investment funds managed by the Sponsors;

WHEREAS, the Sponsors and Advisor deem it useful and in the best interests of the Sponsors, the Company and the stockholders of the Company for the Sponsors to engage Advisor as an independent contractor to provide transition services to the Sponsors in anticipation of the Closing and to assist the Sponsors with various transaction financing and co-investor workstreams, and Advisor desires to accept such engagement; and

WHEREAS, the Sponsors and Advisor are entering into this Agreement to set forth the terms and conditions of such engagement and memorialize certain agreements relating thereto.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Engagement, Term. Advisor is hereby engaged by the Sponsors as an independent contractor to provide Advisory Services (as defined below) during the period commencing on the Effective Date and continuing until the earliest of (i) the Closing Date, (ii) the date the Merger Agreement is terminated in accordance with its terms and (iii) the date, if any, on which this Agreement is terminated in accordance with Section 10 below (such period, the “Term”).

2. Services, Exclusivity.

(a) The services to be provided by Advisor pursuant to this Agreement (the “Advisory Services”) shall consist of the following:

(i) Leading a dedicated Transition Office function, spanning key workstreams including (A) post-Closing organization design, (B) post-Closing board composition, (C) post-Closing thesis execution, and (D) post-Closing commercial strategy; and

(ii) Assisting the Sponsors with various transaction financing and co-investor workstreams.

(b) Advisor’s engagement to provide the Advisory Services will be a full-time commitment, and Advisor shall devote substantially all of his business time and attention to the provision of the Advisory Services during the Term, other than time spent fulfilling his duties and responsibilities as a director of the Company. During the Term, Advisor shall not (i) accept or enter into any agreement regarding employment with any person (other than with the Company pursuant to the Offer Letter (as defined below)), (ii) enter into any consulting or advisory relationship with any person (other than the Sponsors) or (iii) participate in any discussions, communications or negotiations with any person regarding or in the context of any Acquisition Proposal (as defined in the Merger Agreement) or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, other than in Advisor’s capacity as a director of the Company if and to the extent permitted by Section 5.3(b) of the Merger Agreement.

(c) Without prejudice to Advisor’s status as an independent contractor, the Sponsors will have the right to exercise general supervision over and direction regarding the Advisory Services. For the avoidance of doubt, nothing in this Agreement shall require Advisor to take any action or refrain from taking any action as a member of the board of directors of the Company or as a stockholder of the Company.

3. Consulting Fee, Living Expenses Stipend, Expense Reimbursement and Related Matters.

(a) Consulting Fee. The Sponsors shall pay, or cause to be paid, to Advisor a fee (the “Consulting Fee”) at the monthly rate of $250,000, which shall be paid in arrears following each calendar month during the Term. The installment of the Consulting Fee for the month during which the Term commences and the month during which the Term ends (if it ends on a day other than the last day of a month) shall be prorated to reflect the number of days during such month when the Term was in effect relative to the total number of days of such month.

(b) Living Expenses Stipend. During the Term, the Sponsors shall pay, or cause to be paid, to Advisor a stipend for Advisor’s living and travel expenses (the “Stipend”) at the monthly rate of $20,000, which shall be paid in advance of each calendar month during the Term. Advisor shall be paid the full Stipend for the month of August 2024 as soon as reasonably practicable following the Effective Date.

(c) Reimbursement of Expenses. The Sponsors shall either arrange and pay on Advisor’s behalf, or reimburse Advisor for, airfare, lodging and other reasonable and documented out-of-pocket non-routine travel-related expenses incurred by Advisor in connection with providing the Advisory Services. Eligible expenses for which Advisor seeks reimbursement shall be reimbursed as soon as practicable following receipt by the Sponsors of documentation from Advisor evidencing such expenses and that such expenses were not covered or otherwise paid for by or on behalf of Advisor through the use of the Stipend. To facilitate making travel arrangements, the Sponsors will provide Advisor either with access to the Sponsors’ administrative support staff or a corporate travel agent. For the avoidance of doubt, any living and travel expenses covered or otherwise paid for by the Stipend shall not be subject to reimbursement in accordance with this Section 3(c). Upon presentation of documentation in a form acceptable to the Sponsors, the Sponsors shall promptly pay or reimburse Advisor for reasonable fees and out-of-pocket expenses incurred in connection with the negotiation, documentation and performance of this Agreement.

(d) No Other Consideration. Except as expressly provided in Sections 3 and 12(d), Advisor shall not be entitled to receive any payment, fee or other consideration in respect of the Advisory Services or otherwise relating to this Agreement.

(e) Sponsors’ Allocation. Each Sponsor agrees that (i) it shall fund, or cause its affiliates to fund, fifty percent (50%) of each of (A) the Consulting Fee, (B) the Stipend, (C) the reimbursable expenses described in Section 3(c) and (D) any indemnity owed to Advisor under this Agreement, and (ii) each of the amounts described in the foregoing clauses (A) through (D) will, as between the Sponsors, constitute “Shared Expenses” under the Interim Investors Agreement, dated July 31, 2024, by and among TCP-ASC ACHI Series LLLP, Clayton Dubilier & Rice Fund XII, L.P. and certain other parties thereto (as such term is defined, and notwithstanding anything to the contrary, in such Interim Investors Agreement).

4. Confidentiality. Advisor reaffirms Advisor’s confidentiality and nondisclosure obligations under the letter agreement, dated as of July 10, 2024, by and between Advisor and TCP-ASC ACHI Series, LLLP (the “NDA”), and agrees and acknowledges that the confidentiality and nondisclosure obligations set forth or otherwise referenced in the NDA cover any information that is provided, furnished, prepared or otherwise made available to Advisor under, or in connection with, this Agreement, including any information that is provided, furnished, prepared or otherwise made available to Advisor with respect to CD&R or any of its affiliates. Notwithstanding anything in this Agreement or the NDA to the contrary, nothing in this Agreement or the NDA (including, without limitation, the confidentiality provisions set forth or otherwise referenced in the NDA) prohibits Advisor from voluntarily communicating with or providing information to any government agency regarding potential violations of law without providing notice to the Sponsors or any of their respective affiliates.

5. Insider Trading and Compliance Matters. Advisor acknowledges that the laws, rules and regulations of the United States and other jurisdictions prohibit persons from trading in securities while in possession of material, non-public information affecting such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

6. Compliance with Laws.

(a) Advisor shall perform the Advisory Services in a diligent, trustworthy and professional manner and in accordance with all applicable laws and governmental regulations, including any law, regulation, order, decree or directive of any jurisdiction relevant to the Sponsors or their respective affiliates and portfolio companies having the force of law and relating to anti-corruption, bribery, kickbacks, or similar business practices.

(b) In performing the Advisory Services, Advisor shall notify the Sponsors promptly upon becoming aware of any actual or suspected slavery or human trafficking in their respective businesses or supply chains which has any connection or potential connection to the Company or its affiliates.

7. Limits of Authority. Advisor hereby acknowledges and agrees that Advisor does not have any authority to contract in the name of, or otherwise bind, either of the Sponsors or any of their respective affiliates. The Sponsors hereby acknowledge and agree that Advisor does not have any authority to contract in the name of, or otherwise bind, the Company or any of its affiliates. Accordingly, Advisor shall not enter into any agreement on behalf of or purport to bind either of the Sponsors or any of their respective affiliates, or represent to any person that Advisor has the authority, express or implied, to create any legal obligation on behalf of either Sponsor or any of their respective affiliates.

8. Intellectual Property. Advisor understands that all copyrights, patents, trade secrets or other intellectual property rights associated with any idea, concept, technique, invention, process or work of authorship developed or created by Advisor as part of the Advisory Services provided during the Term (“Work Product”) will belong exclusively to the Sponsors or a portfolio company, if applicable, and will, to the extent possible, be considered a “work made for hire” for the Sponsors or such portfolio company within the meaning of Title 17 of the United States Code. However, if the Work Product is not deemed “work made for hire” under Title 17 of the United States Code, Advisor shall automatically assign at the time of creation of the Work Product, without any requirement of further consideration, any right, title, or interest Advisor may have in such Work Product, including any copyright or other intellectual property rights pertaining thereto, to the Sponsors or, at the Sponsors’ request, to the applicable portfolio company, throughout the universe in perpetuity. Upon the request of the Sponsors, Advisor shall take such further actions (at the Sponsors’ expense), including execution and delivery of instruments of conveyance, as may be appropriate to give full and proper effect to any such assignment. In addition, Advisor hereby waives any so-called “moral rights of authors” in connection with the Work Product and acknowledges and agrees that the Sponsors’ and the applicable portfolio company may use, exploit, distribute, reproduce, advertise, promote, publicize, alter, modify or edit the Work Product or combine the Work Product with other works, in the Sponsors’ or such portfolio company’s sole discretion, in any format or medium hereafter devised. Advisor further waives any and all rights to seek or obtain any injunctive or equitable relief in connection with the Work Product. For the avoidance of doubt, nothing in this Section 8 shall be deemed to impact any copyrights, patents, trade secrets or other intellectual property rights associated with any idea, concept, technique, invention, process or work of authorship which has been developed or created by Advisor other than in connection with the Advisory Services.

9. Representations, Warranties and Covenants.

(a) Advisor represents, warrants and covenants that Advisor’s execution and delivery of this Agreement and Advisor’s provision of the Advisory Services contemplated by this Agreement do not and will not violate any contract, undertaking or arrangement with any third-party (including any current or former employer or client) to which Advisor is a party. Advisor covenants not to disclose to the Sponsors any proprietary or non-public information in violation of any confidentiality obligation or fiduciary duty that Advisor owes to any former employer or other person or entity.

(b) Advisor shall not at any time use either Sponsor’s name or trademarks, service marks or trade names in any advertising or publicity without the prior written consent of the applicable Sponsor.

10. Termination. The Sponsors may terminate this Agreement at any time upon at least ten business days’ prior written notice to Advisor, and Advisor may terminate this Agreement at any time upon at least three business days’ prior written notice to the Sponsors. Upon the expiration or termination of this Agreement, Advisor shall promptly (a) deliver to the Sponsors a written billing summary for the portion of the monthly billing period ending on the date the Term ended and an invoice for any unreimbursed expenses incurred as of the termination date, and (b) deliver to the Sponsors or, with the Sponsors’ permission, destroy any then-existing Work Product resulting from the Advisory Services and return any Sponsor-owned property that is in Advisor’s possession. Sections 3 (solely with respect to any right or obligation arising prior to the expiration or termination of the Term), 4 (for 18 months), 8, 9, 10, 11, and 12 of this Agreement shall survive the expiration or termination of this Agreement. The expiration or termination of this Agreement shall not relieve either party hereto of liability for any breach of this Agreement by such party prior to such termination.

11. Cooperation. At the request of the Sponsors, Advisor shall reasonably cooperate with the Sponsors and their respective affiliates (collectively, the “Sponsor Entities”) in any administrative, regulatory or judicial investigation or proceeding or any dispute with a third party that relates to the Advisory Services. In the event that Advisor provides such cooperation in accordance with this Section 11 after the Term and Advisor is not then employed by the Company, the Sponsors shall reimburse Advisor for reasonable and documented travel and other out-of-pocket expenses related thereto upon submission of receipts and compensate Advisor at the per diem rate of $8,200.

12. Miscellaneous.

(a) Amendment: Waiver. This Agreement may be amended only by an instrument in writing and signed by Advisor and the Sponsors. A party hereto may waive any of its rights under this Agreement or any of the other party’s obligations under this Agreement only pursuant to a written instrument signed by the party granting such waiver.

(b) Successors and Assigns. Advisor may not assign, transfer, or subcontract this Agreement or any of Advisor’s rights or obligations hereunder without the prior written consent of the Sponsors. This Agreement will be enforceable only by Advisor and the Sponsors and their respective permitted assigns. No individual or entity that is not a party hereto is intended to be a third-party beneficiary hereof. Each of the Sponsors reserve the right to assign its respective rights and obligations hereunder, in whole or in part, to its respective affiliates.

(c) Independent Contractor Relationship. The parties hereto intend to create by this Agreement the relationship of an independent consultant and not an employer-employee relationship. Nothing in this Agreement is intended or shall be deemed to (i) be construed to have effect as constituting any relationship or employer and employee between either Sponsor and Advisor, or (ii) create any partnership, agency or joint venture relationship between the parties hereto. The Sponsors may withhold from any payment owing to Advisor hereunder any amount required to be withheld by applicable law. Advisor understands and agrees that Advisor is not eligible for, and Advisor hereby waives any claim for, wages, compensation incentives, profit sharing participation, carried interest allocations, stock options/equity grants, health coverage or any other benefits provided to employees or partners of either Sponsor.

(d) Indemnification. The Sponsors will defend, indemnify and hold Advisor harmless against any losses, damages, liabilities, costs or expenses (including reasonable legal fees, judgments and amounts paid in settlement) relating to any claims or judgments brought or asserted by any third party arising out of or relating to Advisor’s performance of his services hereunder, so long as such matters arise out of acts or omissions that are within the scope of Advisor’s actual responsibilities and authority, excluding, however, claims in which it is adjudicated that Advisor engaged in a fraudulent, grossly negligent, criminal or bad faith action by a court of competent jurisdiction on a final and non-appealable basis. Advisor shall give timely notice to the Sponsors of any such claim or suit and agrees to cooperate fully with such counsel as may be selected by the Sponsors or their insurers to defend such matters.

(e) Governing Law; Venue. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW. THE PARTIES HERETO MUTUALLY AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS IN CHICAGO, ILLINOIS AND AGREE THAT SECTION 11 OF THE OFFER LETTER, DATED AS OF JULY 31, 2024, BY AND BETWEEN ADVISOR AND PROJECT RAVEN MERGER SUB, INC. (THE “OFFER LETTER”) SHALL APPLY TO ANY DISPUTES ARISING UNDER THIS AGREEMENT MUTATIS MUTANDIS.

(f) Waiver of Jury Trial. THE PARTIES HERETO HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(g) Notices. All notices, demands and other communications hereunder shall be in writing and shall be given to the party hereto at the address set forth below such party’s signature to this Agreement, or to such other address or to the attention of such other person as such party may hereafter specify for the purpose of notice to the other party. Each such notice, request, demand or other communication shall (if properly addressed) be effective (i) when delivered personally (or, if refused, upon presentment), (ii) two business days after being sent to recipient by reputable overnight courier service (charges prepaid) or (iii) 24 hours after being sent by email.

(h) Severability. If any provisions of this Agreement as applied to any part or to any circumstances shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances or the validity or enforceability of this Agreement.

(i) Captions. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(j) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(k) Complete Agreement. This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes and preempts all prior understandings, agreements, representations and/or discussions between Advisor, on the one hand, and the Sponsors or any of their respective representatives or affiliates, on the other hand, written or oral, which may have related to the subject matter hereof in any way. The parties hereto acknowledge that they have not relied on or been induced to enter into this Agreement by any representation, warranty or undertaking (whether contractual or otherwise) other than as is set forth in this Agreement. For the avoidance of doubt, this Agreement does not supersede the NDA, the Offer Letter and any agreements referenced in Section 20 of the Offer Letter as surviving.

(l) Interpretation; Certain Meanings. The language in all parts of this Agreement shall be interpreted according to its fair meaning, and specifically shall not be interpreted strictly for or against any of the parties hereto on the basis of such party being (or being deemed to be) the drafter of this Agreement. The definitions of terms provided herein shall apply equally to the singular and plural forms of the terms defined. The words “include,” “includes” and “including” as used in this Agreement shall be deemed to be followed by the phrase “without limitation”. The word “will” as used in this Agreement shall be construed to have the same meaning and effect as the word “shall”. The word “person” as used in this Agreement will be broadly interpreted to include the media and any corporation, company, group, partnership, limited liability company, other business entity or individual. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein or any statute, law, order, rule or regulation shall be construed as referring to such agreement, instrument, other document, statute, law, order, rule or regulation as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any reference herein to any party hereto shall be construed to include such party’s successors and permitted assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Sections shall be construed to refer to Sections of this Agreement. This Agreement shall be deemed to have been jointly drafted.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Consulting Agreement as of the day and year first above written.

TOWERBROOK CAPITAL PARTNERS L.P.

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Authorized Signatory

Park Avenue Tower 65 East 55th Street, 19th Floor
New York, NY 10022
Attention: Ian Sacks
Glenn Miller

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

375 Park Avenue, 18th Floor
New York, NY 10152
Attention: Ravi Sachdev
Adam Karol

/s/ Joseph Flanagan
Joseph Flanagan

Address:

Email:

[Signature Page to Consulting Agreement]